

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2021

Dennis L. Higgs
President
Austin Gold Corp.
1021 West Hastings Street, 9th Floor
Vancouver, BC
Canada V6C 0C3

> **Re: Austin Gold Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 11, 2021**
> **CIK No. 0001817740**

Dear Mr. Higgs:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted June 11, 2021

Caution Regarding Forward-Looking Statements, page iv

1.   Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not applicable in initial public offerings. See Section 27A of the Securities Act. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to this offering.

Use of Proceeds, page 22

2.   We note your disclosure that you intend to use the net proceeds from this offering for
exploration expenditures, working capital and general corporate purposes, which may
include funding capital expenditures, acquisitions, and investments. Please revise to state
the approximate amount intended to be used for each such purpose. See Item 504 of
Regulation S-K.

Description of Properties, page 38

3.   Please disclose the internal controls related to your exploration program as required by
Item 1305 of Regulation S-K.

Stock Option Plans and Other Incentive Plans, page 72

4.   We note your disclosures that your stock option plan was approved by the Board
and shareholders on December 1, 2020 and implemented on that same date. Please
reconcile these disclosures with disclosure elsewhere that your Equity Plan will be
effective upon the completion of this offering. To the extent references to the "Option
Plan," the "Plan," the "Compensation Plan," and the "Equity Plan" all refer to your single
stock option plan, please clarify this throughout. If your Equity Plan differs from your
stock option plan, please file a copy of the Equity Plan.

5.   We note your stock option plan at Exhibit 10.1 authorizes issuance of up
to 2,800,000 Option Shares; however, your tabular disclosures at page 72 appear to
contemplate issuance of 2,855,100 Option Shares. Please revise or advise.

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-25

6.   We note your auditor Manning Elliott LLP's opinion stating that "the consolidated
financial statements present fairly….in conformity with International Financial Reporting
Standards (IFRS)." Please have your auditor clarify whether it meant to express in
conformity with IFRS as issued by the International Accounting Standards Board (IASB),
and if yes, revise the audit report as appropriate. If not by the IASB, please have your
auditor identify the jurisdiction of origin of the framework for its opinion and explain
reason for such jurisdiction instead of the IASB. In this regard, we note your disclosure
on page F-31 stating that your consolidated financial statements have been prepared in
accordance with IFRS as issued by the IASB.

Note 4 - Exploration and Evaluation Asset, page F-39

7.   We note your disclosure in Note 6b on page F-46 stating that during the period ended December 31, 2020, stock-based compensation of $293,100 was capitalized to mineral interests, and your inclusion of such amount in the Exploration and Evaluation Assets table under this Note 4 heading. Please clarify why this amount was not included in your Consolidated Statement of Cash Flows on page F-29 as a non-cash investing activity.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551- 3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jason Brenkert